DAVIS LLP | LEGAL ADVISORS SINCE 1892



FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca
FILE NUMBER	50277-00001

August 3, 2010

SUPPL

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Resources Corp. (formerly GGL Diamond Corp.) - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

Davis:7252603.1

Exemption No. 82-1209

August 3, 2010

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	N/A
	(ii)	NWT	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements and MD&A for the period ended May 31, 2010
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	For the period ended May 31, 2010
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	July 9, 2010
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not	N/A

Document Name or Information			Documents Filed
	previously filed		
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A
(w)	Notice of Change or Variation to Issuer Bid Circular		N/A
(x)	Initial Acquisition Report		N/A

Document Name or Information		Documents Filed
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited Financial Statements for the period ended May 31, 2010
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	July 9, 2010
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A

Document Name or Information			Documents Filed
(q)	Notice of Intention to Sell by a Control Person		N/A
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

---

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A

Document Name or Information		Documents Filed
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209



GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2010

(UNAUDITED)

MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTICE: The Company's external auditors have not reviewed the attached unaudited interim Consolidated Financial Statements of GGL Resources Corp. for the period ended May 31, 2010.

GGL RESOURCES CORP.

Consolidated Balance Sheets as at

	May 31, 2010 (Unaudited)	November 30, 2009 (Audited)
ASSETS		
Current		
Cash	$ 50,984	$ 162,962
Amounts receivable	346,206	25,052
Prepaid expenses	2,331	3,217
	399,521	191,231
Unproven mineral interests (Note 3)	16,120,784	16,842,998
Property and equipment (Note 4)	176,036	198,117
	$ 16,696,341	$ 17,232,346
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 670,583	$ 345,993
Deferred revenues (Notes 3(f), 14(f))	44,700	44,700
	715,283	390,693
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	35,522,814	35,522,814
Contributed surplus (Note 7)	4,094,639	4,094,639
Deficit	(23,636,395)	(22,775,800)
	15,981,058	16,841,653
	$ 16,696,341	$ 17,232,346

Subsequent events (Note 14)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL RESOURCES CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	For the three months ended		For the six months ended	
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
Expenses				
Amortization	$ 379	$ 528	$ 758	$ 1,053
Consulting fees	23,438	19,678	56,251	33,741
Corporate relations	1,010	-	1,010	-
Exploration costs - general	22,093	34,728	38,963	101,359
Legal and audit	1,666	2,039	(371)	4,826
Licences, taxes, insurance and fees	1,138	(277)	10,122	8,494
Office services and expenses	23,533	43,585	47,362	89,018
Shareholders' meetings and reports	859	1,035	1,615	1,760
Stock-based compensation	-	28,940	-	28,940
Travel	81	-	690	-
Operating loss	(74,197)	(130,256)	(156,400)	(269,191)
Other income (loss)				
Interest income	145	645	152	729
Foreign exchange gain (loss)	55	(218)	(152)	(378)
Gain on sale of property and equipment	1,479	-	1,479	230,368
Interest expense	(501)	(324)	(693)	(489)
Operator's fee	37,894	-	41,705	-
Sale of data set and technical support	-	-	-	104,850
Write off of exploration and unproven mineral interests	(606,508)	(1,524,323)	(746,686)	(1,918,132)
	(567,436)	(1,524,220)	(704,195)	(1,583,052)
Net loss and comprehensive loss for the period	(641,633)	(1,654,476)	(860,595)	(1,852,243)
Deficit, beginning of period	(22,994,762)	(19,070,277)	(22,775,800)	(18,872,510)
Deficit, end of period	$ (23,636,395)	$ (20,724,753)	$ (23,636,395)	$ (20,724,753)
Loss per share - basic and diluted	$ (0.004)	$ (0.011)	$ (0.006)	$ (0.013)
Weighted average number of common shares outstanding - basic and diluted	150,423,693	144,607,025	150,423,693	144,607,025

Please see the notes accompanying these financial statements.

GGL RESOURCES CORP.
Consolidated Statements of Cash Flows
(Unaudited)

	For the three months ended		For the six months ended	
	May 31, 2010	May 31, 2009	May 31, 2010	May 31, 2009
Cash flows used in operating activities				
Net loss and comprehensive loss for the period	$ (641,633)	$ (1,654,476)	$ (860,595)	$ (1,852,243)
Adjustment for items not involving cash:				
- amortization of property and equipment	379	528	758	1,053
- amortization of exploration property and equipment	9,212	12,021	18,802	24,091
- gain on sale of property and equipment	(1,479)	-	(1,479)	(230,368)
- stock-based compensation	-	28,940	-	28,940
- write off of exploration and unproven mineral interests	606,508	1,524,323	746,686	1,918,132
	(27,013)	(88,664)	(95,828)	(110,395)
Change in non-cash working capital items:				
- amounts receivable	(314,574)	74,220	(321,154)	114,070
- prepaid expenses	923	4,355	886	9,482
- accounts payable and accrued liabilities	328,001	(78,138)	359,404	(675,082)
	(12,663)	(88,227)	(56,692)	(661,925)
Cash flows from financing activities	-	-	-	-
Cash flows (used in) provided by investing activities				
Additions to deferred exploration costs	(53,224)	(101,095)	(59,286)	87,891
Option payment received	-	-	-	25,000
Proceeds from sale of property and equipment	4	-	4,000	405,100
	(49,224)	(101,095)	(55,286)	517,991
Decrease in cash	(61,887)	(189,322)	(111,978)	(143,934)
Cash, beginning of period	112,871	378,053	162,962	332,665
Cash, end of period	$ 50,984	$ 188,731	$ 50,984	$ 188,731

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2009.

1. Nature and Continuance of Operations

The Company changed its name from GGL Diamond Corp. to GGL Resources Corp. to better represent the Company's variety of assets. Trading under the new name began on September 8, 2009. There were no changes to the number of shares issued and outstanding or to the trading symbol.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. In light of negative cash flows from operating activities, operating losses accrued in the past years of $23,636,395 and a negative working capital, the Company's ability to continue its exploration programs is dependent on its ability to secure additional financing. While it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. Adoption of New Accounting Policies

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GGL RESOURCES CORP.

Notes to Consolidated Financial Statements
May 31, 2010
(Unaudited)

3. Unproven Mineral Interests

	Balance November 30, 2009	2010 Mineral interests additions	2010 Exploration cost additions	2010 Written off	Balance May 31, 2010
Doyle Lake	$ 1,298,973	$ -	$ 17,053	$ -	$ 1,316,026
Fishback Lake	829,945	-	2,394	-	832,339
CH	7,078,117	-	5,394	(606,508)	6,477,003
Providence Greenstone Belt	4,793,338	-	(19,861)*	(140,178)	4,633,299
McConnell Creek	2,842,625	-	19,492	-	2,862,117
	$ 16,842,998	**$ -**	**$ 24,472**	**$ (746,686)**	**$ 16,120,784**

* See Note 3(d)

	Balance November 30, 2009	2010 Additions	2010 Written off	Balance May 31, 2010
Unproven mineral interests	$ 541,132	$ -	$ (27,239)	$ 513,893
Deferred exploration costs	16,301,866	24,472	(719,447)	15,606,891
	$ 16,842,998	**$ 24,472**	**$ (746,686)**	**$ 16,120,784**

Exploration costs incurred during the six months ended:

	May 31, 2010	May 31, 2009
Sampling	$ 636	$ 445
Licences, recording fees and lease payments	18,548	31,122
Project supplies	(49,362)	4,500
Salaries and wages	716	24,073
Surveying	-	6,500
Technical and professional services	53,310	154,620
Transportation	624	5,678
	$ 24,472	**$ 226,938**

3. Unproven Mineral Interests, continued

(a) Doyle Lake, Northwest Territories, Canada

(i) Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties, which consist of 5 claims and 3 fractional claims (12,972 acres); and

(ii) in addition, the Company holds 17 claims (16,206 acres) in the Doyle Lake area that are not subject to the Agreement. 16 of these claims are leases.

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 7 claims (13,301 acres). One of these claims is a mining lease.

(c) CH, Northwest Territories, Canada

In 2009 the Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories (10 of these claims (23,477 acres) were written off in 2009). Rio Tinto Exploration Canada Inc. (formerly, Kennecott Canada Exploration Inc.) must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company received the first payment of $25,000 in 2009.

During the period, 7 claims (16,657 acres) were allowed to lapse and the related costs of $606,508 were written off.

(d) Providence Greenstone Belt, Northwest Territories, Canada

The Company owns 117 claims (259,739 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. During the period, 13 claims (26,250 acres) were allowed to lapse and the related costs of $140,178 were written off.

During the period, the Company sold some of its fuel inventory and core boxes for $54,689.

(e) McConnell Creek, British Columbia, Canada

The Company owns 2 mineral tenures (4,878 hectares) in the Omineca Mining Division of British Columbia.

3. **Unproven Mineral Interests,** continued

(f) General exploration, Northwest Territories, Canada

In 2009 the Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and would provide 500 hours of technical support at a price of $50,000 prepaid. As at May 31, 2010, the amount of $44,700 presented as deferred revenues represents the remaining hours of technical support. See Note 14(f).

4. **Property and Equipment**

	May 31, 2010		
	Cost	Accumulated Amortization	Net book Value
Exploration equipment	$ 626,889	$ 469,490	$ 157,399
Office furniture and fixtures	61,741	43,104	18,637
	$ 688,630	**$ 512,594**	**$ 176,036**

	November 30, 2009		
	Cost	Accumulated Amortization	Net book Value
Exploration equipment	$ 626,889	$ 452,001	$174,888
Vehicle	10,500	7,979	2,521
Office furniture and fixtures	61,741	41,033	20,708
	$ 699,130	**$ 501,013**	**$ 198,117**

During the period ended May 31, 2010, the Company sold the vehicle for $4,000. The gain on the sale of the vehicle was $1,479.

5. **Share Capital**

(a) Authorized: unlimited common shares without par value;

(b) 150,423,693 common shares issued (no changes during the period);

(c) During the period ended May 31, 2010, 500,000 stock options expired unexercised;

5. Share Capital, continued

(d) At May 31, 2010, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.40	Aug. 13, 2010
20,000	$0.40	Aug. 18, 2010
710,000	$0.10	Sept. 21, 2010
888,000	$0.10/ $0.20/ $0.30	Aug. 20, 2012
1,310,334	$0.10/ $0.20/ $0.30	Sept. 21, 2012
5,783,334		

No changes in warrants during the period ended May 31, 2010.

6. Stock Options

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Under this plan, the number of shares available for grant increases as the issued capital of the Company increases.

Stock options outstanding as at May 31, 2010:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2009	**14,133,333**	$0.21
Expired	(500,000)	$0.16
Options outstanding as at May 31, 2010	**13,633,333**	$0.22
2010 options exercisable	13,633,333	$0.22
2009 options exercisable	10,288,333	$0.35

	2010	**2009**
Weighted average remaining contractual life	2.81 years	3.34 years
Weighted average fair value of options granted during the period	N/A	N/A

7. Contributed Surplus

Contributed surplus for May 31, 2010 and 2009 is comprised of:

	2010	2009
Balance, beginning of the period	**$ 4,094,639**	**$ 3,822,571**
Stock-based compensation on repriced options	-	28,940
Balance, May 31,	**$ 4,094,639**	**$ 3,851,511**

8. Related Party Transactions

During the six months ended May 31, 2010, the Company was billed $75,000 (2009 - $75,000) by a director, including $56,250 (May 31, 2009 - $31,641) for consulting fees and $18,750 (May 31, 2009 - $43,359) for technical and professional services. Included in the May 31, 2010 accounts payable is $282,447 (2009 - $141,260) owed by the Company to the director. Transactions with related parties are measured at the exchange amount which is the amount agreed to by transacting parties.

9. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the six months ended May 31, 2010 and 2009.

10. Financial Instruments and Risk Management

Fair value estimates of financial instruments are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

The Company's activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), interest rate risk, and liquidity risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and amounts receivable. The maximum credit risk represented by the Company's financial assets is represented by their carrying amounts. The Company deposits the majority of its cash with high credit quality financial institutions in Canada.

Currency risk

The Company operates in Canada and transacts business with foreign vendors and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

10. Financial Instruments and Risk Management, continued

Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial liabilities. The Company manages liquidity by monitoring carefully its operating requirements.

11. Supplementary Cash Flow Information

Non-cash operating, financing, and investing activities were conducted by the Company during the periods ended May 31, 2010 and 2009 as follows:

	2010	2009
Operating activities		
Accounts payable for deferred exploration costs	$ 208,017	$ 174,185
Financing activities	$ -	$ -
Investing activities		
Accounts payable for deferred exploration costs	$ (208,017)	$ (174,185)

Other supplementary cash flow information:

Cash paid for interest charges	$ 693	$ 489
Cash paid for income taxes	$ -	$ -

12. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay dividends.

13. Comparative Figures

Certain 2009 figures have been reclassified to conform to the presentation used in the current period.

14. Subsequent Events

Subsequent to May 31, 2010:

(a) the Company granted 930,000 stock options to consultants. Each option entitles its holder to acquire one common share of the Company at $0.10 per common share exercisable until June 24, 2015;

(b) 50,000 stock options granted May 12, 2006 at an exercise price of $0.26 were repriced to $0.10 per common share;

(c) 300,000 stock options granted July 31, 2007 at an exercise price of $0.56 were repriced to $0.10 per common share;

(d) 600,000 stock options granted May 23, 2008 at an exercise price of $0.20 were repriced to $0.10 per common share;

(e) 313,333 stock options expired unexercised; and

(f) technical support for the data set expired June 19, 2010 and the balance of deferred revenues of $44,700 was forfeited to the Company.

Exemption No. 82-1209



GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 31,2 010

GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

Management's Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2010
INFORMATION AS OF JULY 27, 2010 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended May 31, 2010 should be read in conjunction with the November30 , 2009, February 28, 2010 and May 31, 2010 Consolidated Financial Statements and related notes. The information reported here includes events taking place subsequent to the end of the period, up to and including July 27, 2010.

DISCUSSION AND ANALYSIS

GGL Resources Corp. ("GGL") is a diversified mineral exploration company. GGL holds mineral claims and leases in the Northwest Territories of Canada ("NT") prospective for gold, silver, nickel, base metals and diamonds. All of the NT holdings are wholly owned by GGL except for the Doyle Diamond Project where De Beers Canada Inc. ("De Beers")h as a 60% interest and GGL a 40% carried interest in mineral leases adjacent to the Gahcho Kue diamond property owned by the joint venture partners, De Beers and Mountain Province Diamonds Inc., presently the subject ofa feasibility study; and the CH Diamond Project optioned by GGL to Rio Tinto Exploration Canada Inc. ("Rio"). In British Columbia, Canada, GGL owns a 100% interest in the McConnell Creek gold and copper-gold property.

The financial collapse in late 2008 hasg reatly affected the tolerance for risk and the availability of risk capital. Projects brought to the drilling stage by the expenditure of the highest risk dollars are now hindered and in need of capital. Oure xploration projects fall into this category. Share prices forj uniore xploration companies have fallen to new lows in many cases and now even fail to respond positively to good exploration results. These conditions have limited our options to finance further exploration. We know our projects have outstanding merit and we are actively seeking joint venture partners.

GOLD PROJECTS:

PROVIDENCE GREENSTONE BELT ("PGB") NT:

GGL owns a 100% interest in mineral claims that cover 120 x 20 km ofa greenstone belt that research has shown has the right geology to host the Timmins and Red Lake type of high grade world class gold deposits. The PGB is also similar tot he Abitibi greenstone belt ini ts potential for large Volcanogenic Massive Sulphide ("VMS") (copper, zinc, lead, silver and gold bearing) deposits.

GGL made new discoveries of gold ats urface in 2007 and again in 2008. In late 2009 our consultants Aurora Geosciences Ltd. ("Aurora") of Yellowknife, NT, were commissioned to examine, evaluate and report on three oft he gold prospects. Aurora has proposed additional detailed ground geophysics and diamond drilling on all three properties: the King John, Lord Cache and the Noble Count properties.

The King John property is located in the south central part of the claim group. The geology is similar to that of the Red Lake camp. In an area that has scarce rock outcrops the gold values, up to 27.8 gpt, occur intermittently over a distance of 500 m. Of note is the fact that the airborne EM geophysical anomaly thatl ed to the area being examined extends for a length ofo ne kilometre and is coincident with an airborne magnetic anomaly. One half kilometre south of this geophysical anomaly is a second similar coincident geophysical anomaly 1.5 km long. No rock exposures have been found in this area.

Detailed ground geophysical surveysi n late 2009 indicate a shear zone, which may represent the main gold target, that lies20 m to the west of the gold samples. Additional detailed ground geophysical surveys have been proposed in this area as well as a drill program to explore the gold mineralization.

The Lord Cache property is located 10 km northeasterly from the King John property. Gold is found within basic volcanics on the limb of an anticline near the contact with sediments – a favoured conceptual geologic model in the Abitibi Greenstone Belt. Grab samples have assayed up to 42.7 gpt gold and a channel sample assayed 19.9 gpt gold over 0.55 m within an area of limited rock exposure. Across a lake 120 m from the previouss amplesa grab sample assayed 5.99 gpt gold. Geochemically anomalous gold values continue for 600 m along the volcanic/sediment contact.

A winter program ofd etailed ground geophysics extending over the lake and along the contact area has been recommended. The potential to trench the area ofh igh grade gold samples is being considered as well as the proposed exploratory drill program.

The Noble Count property is located 20 km north of the King John property and is a gold discovery in and near a banded iron formation ("BIF") made by Noranda in the 1980s. Noranda described the banded iron formation, mainly traced by geophysics as being 4 km in length and 25-40 m in width. Gold values were found adjacent to and within the BIF (up to 17.93 gpt gold). Work by GGL has returned assays up to 5.11 gpt gold over a strike lengtho f 1.5 km. Aurora has proposedt oc ontinue the high resolution ground geophysics, started in late 2009, and begin a program of drilling along the structure.

As GGL has an exploration permit, and a20 man base camp on the property, work can start as soon as funding is secured.

A drill program has previously been designed by our consultants for one of the VMS targets on the PGB.

DIAMOND EXPLORATION:

Rio is preparing to begin a program of kimberlitic indicator mineral sampling this summer as well as surveying selected mineral claims in preparation for converting them to mineral leases.

De Beers appears to have no plans for exploration on the Doyle Project at this time.

McConnell Property, British Columbia:

A comprehensive exploration program isb eing prepared for both the extensive shear-zone hosted gold zone (12 km x 1 km) and the adjacent copper-gold potential within the Jurassic rockso f the Toodoggone – Mt. Milligan Belt that hosts the Kemess, Serengeti (Kwanika), and Terrane (Mt. Milligan)c opper- gold deposits. This work will form the basis of an application for an exploration permit. Ith as to be noted thatp ermitting in British Columbia can be a long process, in part, as the Provincial and Federal Governments have not completed their duty to consult with the First Nations, as mandated by the Supreme Court of Canada.

Limited Operating History: Losses

The Company hase xperienced, on a consolidated basis, lossesi n all years of its operations and expects to incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2010, the Company's deficit was $23,636,395.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high levelo f price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at July 27, 2010, there were 14,250,000 stock options and 5,783,334 share purchase warrants outstanding pursuant to which a total of 20,033,334 shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock optionst o purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policieso f the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Under this plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.gglresourcescorp.com.

Overall performance/results of operations

Period ended May 31, 2010 compared to period ended May 31, 2009

As at May 31, 2010, the Company had incurred exploration costs on mineral properties of $24,472 (sampling $636; licences, recording fees and lease payments $18,548; salaries and wages $716; technical and professional services $53,310; transportation $624 and project supplies of $(49,362)). Exploration costs for the period ended May 31, 2010 are lower than 2009 by $202,466 a decrease of 89 %. Exploration costs were lower in 2010 than 2009 for all categories ofe xpenditures except sampling. The large decrease is due partly to the $54,689 sale of some fuela nd core boxes from the Company's inventory that was netted against costs.

During the period ended May 31, 2010, the Company was unable to secure financing and this has necessitated a slower start to the year for exploration work.

On a perp roject basis, the Company spent $24,472 exploration costs as follows: $5,394 on the CH project; $17,053 on the Doyle Lake project; $19,492 on the McConnell Creek project, $2,394 on the Fishback Lake Property and $(19,861)o n the Providence Greenstone Belt net of the sale of $54,689 of fuel and core boxes from inventory.

The Company reported a net loss of$860 ,595 fort he period ended May 31, 2010 compared to a net loss of $1,852,243 for the period ended May 31, 2009 (a decrease of 54% from previous year). General administration and exploration expenses for the period ended May 31, 2010 were $156,400 compared to $269,191 for the period ended May 31, 2009 (a decrease of 42% from 2009 to 2010). The change in general administration and exploration expenses was due to a decreasei n thef ollowing expenditures during the period: offices ervices and expenses (2010-$47,362; 2009-$89,018); legal and audit (2010-$(371); 2009-$4,826); shareholders' meetings and reports (2010-$1,615; 2009-$1,760); exploration costs – general (2010-$38,963; 2009-$101,359) and stock-based compensation (2010-$ nil; 2009-$28,940). There was an increase in the other expenditures such as: consulting fees (2010-$56,251; 2009-$33,741); licences, taxes, insurance and fees (2010-$10,122; 2009-$8,494); corporate relations (2010-$1,010; 2009-$nil); and travel (2010-$690; 2009-$nil).

Office services and expenses were lowera t the end of May 31, 2010 due to the downsizing of the Vancouver office in September 2009 and the elimination ofa full time administrative assistant in June 2009. Legal and audit fees were lower due to an error in estimating the audit fee for 2009 and minimal legal fees during the period ended May 31, 2010. Generale xploration costs were lower during the period ended May 31, 2010 due to the sale of the Yellowknife house in 2009 which reduced office and house expenses such as heating and electricity.

Consulting fees increased during the period ended May 31, 2010 due to management spending more time actively pursuing sources of financing for the Company. Licences, taxes, insurance and fees had a slight increase in the period ended May 31, 2010 due to the increase in the TSX annual sustaining fee which is based on the closing price of the Company's shares on December 31 (2009-$0.05; 2008-$0.03). Travel expendituresi ncreased in the period ended May 31, 2010 due to various meetings relating to the pursuit of financing.

Revenue for the period ended May 31, 2010 was $43,336 ($152 of interest income, $1,479 gain on sale of equipment and $41,705 in operator's fees). Revenue for the period ended May 31, 2009 was $335,947 ($729 of interest income; $104,850 from the sale of ad atas et and technical support and ag ain on the sale of property and equipment of $230,368).

Acquisition and Disposition of Resource Properties and Write offs

During the period ended May 31, 2010 the Company wrote off:

(a) 13 Providence Greenstone Belt claims (26,250 acres) and the related costs of $140,178 and

(b) 7 CH claims (16,657 acres) and the related costs of $606,508.

Related Party Transactions

During the six months ended May 31, 2010, the Company was billed $75,000 (2009 - $75,000) by a director, including $56,250 (May 31, 2009 - $31,641) forc onsulting fees and $18,750 (May 31, 2009 - $43,359) for technical and professional services. Included in the May 31, 2010 accounts payable is $282,447 (2009 - $141,260) owed by the Company to the director. Transactions with related parties are measured at the exchange amount which is the amount agreed to by transacting parties.

Commitments

The Company has no commitments. Its office space is rented on a month to month basis.

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in ordert o pursue the development of its mineralp roperties and to maintain a flexible capitals tructure which optimizes the costs of capital at an acceptable risk.

In the management ofc apital, the Company includes the components ofs hareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjusti ts capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay dividends.

Critical Accounting Policies

No new accounting policies were introduced in 2010.

Adoption of New Accounting Policies

Future Changes in Accounting Policies

(a) Business combinations, consolidatedf inancial statements and non-controlling interests - Sections 1582, 1601 and 1602:

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for whicht he acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statementsr elating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

(b) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is fori nterim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the yeare nded November30 , 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

During the year 2009, the Company started the scoping and planning phase of its changeover plan. The Company has identified the following fourp hases of its conversion plan: scoping and planning, detailed assessment, operationsi mplementation and post implementation. The Company expects to have the scoping and planning phase completed during the 2010 fiscaly ear. The detailed assessment phase will include (a) identifying accounting policy choices under IFRS1- First Time Adoption of International Financial Reporting Standards and other IFRS standards that affect the Company; (b) quantifying the impact of the choices on the financial statements and identifying the business processes and resources impacted; and (c) preparing templates for the financial statements. The operations implementation phase will include the design ofbu siness, reporting and system processes to support the IFRS compliant financial data fort he opening balance sheet at December 1, 2010 and thereafter and testing of the internal control environment and updated processes for disclosure controls and procedures. The final phase involves maintaining IFRS compliant financial data and processes for the first fiscal reporting year 2011 and in future.

Please see Notes 2 and 3 of the Consolidated FinancialS tatements for the year ended November 30, 2009 for a complete listing of accounting policies followed by the Company.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2010. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2010 ($)	February 28, 2010 ($)	November 30, 2009 ($)	August 31, 2009 ($)	May 31, 2009 ($)	February 28, 2009 ($)	November 30, 2008 ($)	August 31, 2008 ($)
TotalR evenues[1]	39,518	3,818	7,976	15	645	335,302	14,681	8,440
NetI ncome (Loss)[2]	(641,633)	(218,962)	(573,938)	(1,477,109)	(1,654,476)	(197,767)	(176,302)	359,815
Net income (loss) per share	(0.004)	(0.001)	(0.008)	(0.010)	(0.011)	(0.001)	(0.000)	0.003

Note:

(1) For the quarter ended May 31, 2010, revenue is comprised of $145 of interest income, $1,479 gain on the sale of equipmenta nd $37,894 of operator's fees. In the year 2009, revenue is comprised of $744 of interest income,$7 ,526 of operators' fees, $105,300 from the sale of the data set and technical support and a gain of $230,368 on the sale of property and equipment. In 2008 revenue is from interesti ncome.

(2) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2010, 2009 or 2008. Fully diluted earnings (loss) per share is not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis ofs ample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance itse xploration activity by raising funds through joint ventureso r equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding will be available to allow theC ompany to fully explorei ts existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delayso r indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests ini ts unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successfuli n raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expectst hat any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic

environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financialp erformance of the Company.

The Company had a working capital deficiency at May 31, 2010 of $315,762 compared to a deficiency of $199,462 as atN ovember 30, 2009. The Company's currentl iabilities exceeded its currenta ssets atM ay 31, 2010. The Company has no material incomef rom operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2010 and 2009, the Company had no long term debt.

For the period ended May31 , 2010, the Company experienced negative cash flow of $95,828 (2009 - $110,395) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from 2009 activities: the sale of the Company's data set and higher general exploration costs and higher office services and expenses. (See Overall performance/results of operations for further information.)

The Company's cash position as at May 31, 2010 was $50,984 (November 30, 2009 - $162,962). The decrease in cash position compared to November 30, 2009 was due principally to expenses incurred and the lack of financing raised during the period ended May 31, 2010. See Notes 5 and 6 – Share Capital and Stock Options in the Notes to the Consolidated Financial Statements.

During the period ended May 31, 2010, 500,000 options expired unexercised.

At May 31, 2010, the Company had the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
2,855,000	$0.40	Aug.13, 2010
20,000	$0.40	Aug.18, 2010
710,000	$0.10	Sept. 21, 2010
888,000	$0.10/ $0.20/$0.30	Aug. 20, 2012
1,310,334	$0.10/ $0.20/$0.30	Sept. 21, 2012
5,783,334		

See Notes5 and 6 of the Consolidated Financial Statementsf or May 31, 2010 and the Subsequent Events note below.

Subsequent Events

Subsequent to May 31, 2010:

(a) the Company granted 930,000 stock options to consultants. Each option entitles its holder to acquire one common share of the Company at $0.10 per common share exercisable until June 24, 2015;

(b) 50,000 stock options granted May 12, 2006 at an exercise price of $0.26 were repriced to $0.10 per common share;

(c) 300,000 stock options granted July 31, 2007 at an exercise price of $0.56 were repriced to $0.10 per common share;

(d) 600,000 stock options granted May 23, 2008 at an exercise price of $0.20 were repriced to $0.10 per common share;

(e) 313,333 stock options expired unexercised; and

(f) technical support for the datas et expired June 19, 2010 and the balance of deferred revenues of $44,700 was forfeited to the Company.

Outstanding Share data as at July 27, 2010:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	150,423,693

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.63	July 29, 2010
Options	40,000	$0.26	July 29, 2010
Options	100,000	$0.20	July 29, 2010
Options	150,000	$0.10	July 29, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	405,000	$0.26	May 12, 2011
Options	50,000	$0.10	May 12, 2011
Options	50,000	$0.20	Aug. 15, 2011
Options	750,000	$0.10	May 1, 2012
Options	1,750,000	$0.56	July 31, 2012
Options	1,025,000	$0.10	July 31, 2012
Options	500,000	$0.20	May 1, 2013
Options	2,750,000	$0.20	May 23, 2013
Options	600,000	$0.10	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Options	4,275,000	$0.10	Aug. 19, 2014
Options	930,000	$0.10	June 24, 2015
Total	**14,250,000**		

The weighted average exercise price of the options is $0.19.

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.40	Aug. 13, 2010
Warrants	20,000	$0.40	Aug. 18, 2010
Warrants	710,000	$0.10	Sept. 21, 2010
Warrants	888,000	$0.10/$0.20/$0.30	Aug. 20, 2012
Warrants	1,310,334	$0.10/$0.20/$0.30	Sept. 21, 2012
Total	**5,783,334**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.gglresourcescorp.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, which address futurep roduction, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statementsa re statementst hat are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similare xpressions, ort hat events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements aren ot guarantees of futurep erformancea nd actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investorsa re cautioned that any such statementsa re not guarantees of future performance and those actual results or developments may differ materially from those projectedi nt he forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions oft he Company's management on the date the statementsa re made. The Company undertakesn o obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"	*"Nick DeMare"*
Raymond A. Hrkac President and CEO	Nick DeMare Director and CFO

Exemption No. 82-1209

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Nick DeMare, Chief Financial Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.), certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the interim period ended May 31, 2010

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date; July 29, 2010

"Nick DeMare"

Nick DeMare
Chief Financial Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Raymond A. Hrkac, Chief Executive Officer of GGL Resources Corp. (formerly, GGL Diamond Corp.), certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of GGL Resources Corp. (formerly, GGL Diamond Corp.) (the "issuer") for the interim period ended May 31, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: July 29, 2010



Raymond A. Hrkac
Chief Executive Officer
GGL Resources Corp.
(formerly, GGL Diamond Corp.)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-1209


Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 09/07/2010

To: All Canadian Securities Regulatory Authorities

Subject: GGL RESOURCES CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	06-08-2010
Record Date for Voting (if applicable) :	06-08-2010
Beneficial Ownership Determination Date :	06-08-2010
Meeting Date :	16-09-2010
Meeting Location (if available) :	Davis LLP 2800 - 666 Burrard Street Vancouuver, BC

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	36171B102	CA36171B1022

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for GGL RESOURCES CORP.



GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 28, 2010

GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2010
INFORMATION AS OF APRIL 26, 2010 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended February 28, 2010should be read in conjunction with the November 30, 2009 and February 28, 2010 Consolidated Financial Statements and related notes. The information reported here includes events taking place subsequent to the end of the fiscal period, up to and including April 26, 2010.

DISCUSSION AND ANALYSIS

GGL Resources Corp. ("GGL") is a diversified mineral exploration company holding mineral claims and leases in the Northwest Territories ("NT"), (gold, silver, nickel, base metals & diamonds) and mineral claims in the Province of British Columbia Canada (gold, copper-gold-silver).

In the NT the Company has a 100% interest in claims that extend for 120 km along the Providence Greenstone Belt ("PGB"). The geology of the PGB is similar and of the same age bracket as the highly mineralized and economically productive greenstone belts of Ontario and Western Australia. The mineral potential of the PGB is also similar to these known belts, but with a greater chance for new and exciting discoveries.

Three new gold discoveries (quartz–shear zone–arsenopyrite) were made by GGL in 2007 and 2008. GGL's consultants have examined the areas and prepared a budget to drill two of the prospects.

A banded iron sulfide formation discovered in the 1970's by Noranda and traced by geophysics for over three kilometres has also been examined and a drill program recommended.

A VTEM (airborne Electro Magnetic geophysical survey) flown for GGL has located a cluster of volcanogenic massive sulphide (VMS) targets (copper-zinc-lead-silver-gold) in addition to two previously known VMS surface discoveries.

The Company's prime focus is to continue the exploration of the PGB and is pursuing a financing and/or joint venture in this regard.

Also in the NT the Company has a joint venture for diamonds with De Beers Canada Inc. ("De Beers") at the Doyle Property adjoining Mountain Province Diamonds Inc. and De Beers' Gahcho Kue diamond project presently undergoing a feasibility study.

The Company is the operator, under an agreement with Rio Tinto Exploration Canada Inc. ("Rio") (formerly, Kennecott Canada Exploration Inc.)., of a diamond exploration program, the CH Project, presently in progress.

In British Columbia the Company has a 100% interest in the McConnell Creek Property located 400 km northwest of Prince George. The Property has road access and is located 20 km southeast of the Kemess South copper mine. Gold shoots have been located and indicated within a northwest-trending shear zone over a length of 12 km and a width of up to 1 km. The shear zone is mainly within a roof pendant of amphibolite gneiss. A ground geophysical VLF-EM survey has mapped a total of 35 km of conductors within the shear system and of this 1.5 km has been tested by trenching and/or drilling. Within this tested area a series of trenches have located two gold shoots. One is 145 m long and from 0.8 m to 7 m wide averaging 1.71 m in width and grades averaging 7.23 g/t gold. Drilling here has traced the gold zone 250 m down plunge. The other has been traced by trenching for 33 m, before the overburden was too deep to trench;

averages 6.79 g/t gold over an average width of 1 m. Along the 12 km length of the shear zone new targets for exploration have been identified by gold bearing soil samples coincident with VLF-EM conductors.

2010 CH PROJECT DIAMOND EXPLORATION

In February 2009, GGL and Rio signed an Exploration and Option Agreement which gave Rio the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the CH Project Area ("Property") about 250 kilometres north of Yellowknife, by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. In order to exercise the option Rio must pay GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

As directed by Rio, GGL began exploration in 2009 completing a ground gravity survey that was drill tested this year. To date in 2010 three more ground gravity surveys have been completed. Gravity anomalies were identified on all three surveys. These new results are preliminary, based on the final report, Rio's diamond exploration team will assess the data and make their recommendations.

A drill program started in early April and has now been completed. In the area of the Bishop Kimberlite four holes were drilled. A triangle of three drill holes each 100 m apart was completed to test a coincident magnetic/gravity geophysical anomaly. Two of the drill holes intersected kimberlite-granite breccia dykes over core lengths of 2 m and 13 m respectively.

The fourth drill hole was a vertical hole drilled directly over the known Bishop kimberlite, 200 m south of the triangle of three holes. This hole confirmed that the kimberlite pipe subcrops, covered by 15 m of overburden. Drilling in the Bishop pipe was terminated in kimberlite at 35 m depth due to freezing problems with the drill and a high risk of losing the drill rods. The drilling results, in combination with the complex magnetic and gravity signatures possibly associated with the Bishop Kimberlite suggest that further drilling will be required in order to confirm the extent of the body.

44 samples comprising 890 kg of material are enroute to the Rio Laboratory in Thunder Bay for further analysis and microdiamond extraction.

Previous work on the Bishop Kimberlite by Mineral Services based on core drilled by GGL confirmed that the kimberlite had a potential diamond component and the presence of wood fragments in the kimberlite may indicate similarity to known diamond pipes in the area.

Three geophysical targets in the area of the 2009 ground gravity survey were each tested by one drill hole. No kimberlite was intersected despite quality kimberlite indicator mineral samples in the area.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations and expects to incur losses for the foreseeable future. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 28, 2010, the Company's deficit was $22,994,762.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at April 26, 2010, there were 13,933,333 stock options and 5,783,334 share purchase warrants outstanding pursuant to which a total of 19,716,667 shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Under this plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.gglresourcescorp.com.

Overall performance/results of operations

Period ended February 28, 2010 compared to period ended February 28, 2009

As at February 28, 2010, the Company had incurred exploration costs on mineral properties of $(4,434) (sampling $636; licences, recording fees and lease payments $10,965; salaries and wages $305; technical and professional services $24,192; transportation $295 and project supplies of $(40,827)). Exploration costs for the period ended February 28, 2010 are lower than 2009 by $78,346 a decrease of 106 %. Exploration costs were lower in 2010 than 2009 for all categories of expenditures except sampling. The large decrease is due to the $45,869 sale of some fuel from the Company's cache.

During the period ended February 28, 2010 the Company was unable to secure financing and this has necessitated an usually slower start to the year for exploration work.

On a per project basis, the Company spent $(4,434) exploration costs as follows: $4,211 on the CH project; $9,280 on the Doyle Lake project; $8,969 on the McConnell Creek project, $2,394 on the Fishback Lake Property and $(29,288) on the Providence Greenstone Belt net of the sale of $45,869 of fuel from inventory.

The Company reported a net loss of $218,962 for the period ended February 28, 2010 compared to a net loss of $197,767 for the period ended February 28, 2009 (an increase of 10.7 % from 2009 to 2010). General administration and exploration expenses for the period ended February 28, 2010 were $82,204 compared to $138,935 for the period ended February 28, 2009 (a decrease of 40.8% from 2009 to 2010). The change in general administration and exploration expenses was due to a decrease in the following expenditures during the period: office services and expenses (2010-$23,829; 2009-$45,434); legal and audit (2010-$(2037); 2009-$2,786); and general exploration costs (2010- $16,870; 2009-$66,631). There was a slight increase in the other expenditures such as: consulting fees (2010-$32,813; 2009-$14,062); licences, taxes, insurance and fees (2010-$8,983; 2009-$8,771); shareholders' meetings and reports (2010-$757; 2009-$725); and travel (2010-$610; 2009-$nil).

Office services and expenses were lower at the end of February 28, 2010 due to the downsizing of the Vancouver office in September 2009 and the elimination of a full time administrative assistant in June 2009.

Legal and audit fees were lower due to an error in estimating the audit fee for 2009 and almost no legal fees ($55) during the period ended February 28, 2010. General exploration costs were lower during the period ended February 28, 2010 due to the sale of the Yellowknife house in 2009 which reduced office and house expenses such as heating and electricity.

Consulting fees increased during the period ended February 28, 2010 due to management spending more time actively pursuing sources of financing for the Company. Licences, taxes, insurance and fees had a slight increase in the period ended February 28, 2010 due to the increase in the TSX annual sustaining fee which is based on the closing price of the Company's shares on December 31 (2009-$0.05; 2008-$0.03). Shareholders meetings and reports had a slight increase due to a longer news release in 2010 than in 2009. Travel expenditures increased in the period ended February 28, 2010 due to various meetings relating to the pursuit of financing.

Revenue for the period ended February 28, 2010 was $3,818 ($7 of interest income and $3,811 in operator's fees). Revenue for the period ended February 28, 2009 was $335,302 ($84 of interest income; $104,850 from the sale of the data set and technical support and a gain on the sale of property and equipment of $230,368).

Acquisition and Disposition of Resource Properties and Write offs

During the period ended February 28, 2010 the Company wrote off 8 Providence Greenstone Belt claims (16,078 acres) and the related costs of $140,178 were written off.

Related Party Transactions

During the three months ended February 28, 2010, the Company was billed $37,500 (2009 - $37,500) by a director, including $32,813 (February 28, 2009 – $14,063) for consulting fees and $4,687 (February 28, 2009 - $23,437) for technical and professional services. Included in the February 28, 2010 accounts payable is $244,947 (2009 – $113,330) owed by the Company to the director. Transactions with related parties are measured at the exchange amount which is the amount agreed to by transacting parties.

Commitments

The Company has no commitments. Its office space is rented on a month to month basis.

Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay dividends.

Critical Accounting Policies

No new accounting policies were introduced in 2010.

Adoption of New Accounting Policies

Future Changes in Accounting Policies

(a) Business combinations, consolidated financial statements and non-controlling interests - Sections 1582, 1601 and 1602

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

(b) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

During the year 2009, the Company started the scoping and planning phase of its changeover plan. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The Company expects to have the scooping and planning phase completed during the 2010 fiscal year. The detailed assessment phase will include (a) identifying accounting policy choices under IFRS1- First Time Adoption of International Financial Reporting Standards and other IFRS standards that affect the Company; (b) quantifying the impact of the choices on the financial statements and identifying the business processes and resources impacted; and (c) preparing templates for the financial statements. The operations implementation phase will include the design of business, reporting and system processes to support the IFRS compliant financial data for the opening balance sheet at December 1, 2010 and thereafter and testing of the internal control environment and updated processes for disclosure controls and procedures. The final phase involves maintaining IFRS compliant financial data and processes for the first fiscal reporting year 2011 and in future.

Please see Notes 2 and 3 of the Consolidated Financial Statements for the year ended November 30, 2009 for a complete listing of accounting policies followed by the Company.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 28, 2010. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 28, 2010 ($)	November 30, 2009 ($)	August 31, 2009 ($)	May 31, 2009 ($)	February 28, 2009 ($)	November 30, 2008 ($)	August 31, 2008 ($)	May 31, 2008 ($)
Total Revenues(1)	3,818	7,976	15	645	335,302	14,681	8,440	21,144
Net Income (Loss)(2)	(218,962)	(573,938)	(1,477,109)	(1,654,476)	(197,767)	(176,302)	359,815	(1,463,445)
Net income (loss) per share	(0.001)	(0.008)	(0.010)	(0.011)	(0.001)	(0.000)	0.003	(0.011)

Note:

(1) In 2010, revenue is comprised of $7 of interest income and $3,811 of operator's fees. In 2009, revenue is comprised of $744 of interest income, $7,526 of operators' fees, $105,300 from the sale of the data set and technical support and a gain of $230,368 on the sale of property and equipment. In 2008 revenue is from interest income.

(2) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2010, 2009 or 2008. Fully diluted earnings (loss) per share is not presented as the exercise of warrants and stock options would be anti-dilutive.

During the year, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off when management makes its decision to cease any further work which will increase the Net Loss.

Liquidity and Capital Resources

The Company does not have operating revenues and must finance its exploration activity by raising funds through joint ventures or equity financing. The exploration and subsequent development of the Company's properties depend on the Company's ability to obtain required financing. There is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. The Company requires sufficient funds to complete further exploration work (see Management of Capital). Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had a working capital deficiency at February 28, 2010 of $263,843 compared to a deficiency of $199,462 as at November 30, 2009. The Company's current liabilities exceeded its current assets at February 28, 2010. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at February 28, 2010 and 2009, the Company had no long term debt.

For the period ended February 28, 2010, the Company experienced negative cash flow of $68,815 (2009 - $21,731) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from 2009 activities: the sale of the Company's data set and higher general exploration costs and higher office services and expenses. (See Overall performance/results of operations for further information.)

The Company's cash position as at February 28, 2010 was $112,871 (November 30, 2009 - $162,962). The decrease in cash position compared to November 30, 2009 was due principally to expenses incurred and the lack of financing raised in the three months ended February 28, 2010. See Notes 4 and 5 – Share Capital and Stock Options in the Notes to the Consolidated Financial Statements.

During the period ended February 28, 2010, 200,000 options expired unexercised.

At February 28, 2010, the Company had the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
2,855,000	$0.40	Aug.13, 2010
20,000	$0.40	Aug.18, 2010
710,000	$0.10	Sept. 21, 2010
888,000	$0.10/ $0.20/$0.30	Aug. 20, 2012
1,310,334	$0.10/ $0.20/$0.30	Sept. 21, 2012
5,783,334		

See Notes 4 and 5 of the Consolidated Financial Statements for February 28, 2010.

Subsequent Event

No subsequent events.

Outstanding Share data as at April 26, 2010:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	150,423,693

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	50,000	$0.63	July 20, 2010
Options	3,333	$0.20	July 20, 2010
Options	10,000	$0.26	July 29, 2010
Options	50,000	$0.20	July 29, 2010
Options	150,000	$0.10	July 29, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	485,000	$0.26	May 12, 2011
Options	50,000	$0.20	Aug. 15, 2011
Options	50,000	$0.63	May 1, 2012
Options	750,000	$0.10	May 1, 2012
Options	2,050,000	$0.56	July 31, 2012
Options	725,000	$0.10	July 31, 2012
Options	550,000	$0.20	May 1, 2013
Options	3,350,000	$0.20	May 23, 2013
Options	25,000	$0.20	July 31, 2013
Options	4,275,000	$0.10	Aug 19, 2014
Total	**13,933,333**		

The weighted average exercise price of the options is $0.22.

(c) Summary of warrants outstanding:

Security	Number	Exercise Price	Expiry Date
Warrants	2,855,000	$0.40	Aug. 13, 2010
Warrants	20,000	$0.40	Aug. 18, 2010
Warrants	710,000	$0.10	Sept. 21, 2010
Warrants	888,000	$0.10/$0.20/$0.30	Aug. 20, 2012
Warrants	1,310,334	$0.10/$0.20/$0.30	Sept. 21, 2012
Total	**5,783,334**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.gglresourcescorp.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, which address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events

or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO



GGL RESOURCES CORP.

(formerly, GGL Diamond Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2010

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 28, 2010.

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)

Consolidated Balance Sheets as at

	February 28, 2010 (Unaudited)	November 30, 2009 (Audited)
ASSETS		
Current		
Cash	$ 112,871	$ 162,962
Amounts receivable	31,632	25,052
Prepaid expenses	3,254	3,217
	147,757	191,231
Unproven mineral interests (Note 3)	16,698,386	16,842,998
Property and equipment	188,148	198,117
	$ 17,034,291	$ 17,232,346
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 366,900	$ 345,993
Deferred revenues (Note 3(f))	44,700	44,700
	411,600	390,693
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	35,522,814	35,522,814
Contributed surplus (Note 6)	4,094,639	4,094,639
Deficit	(22,994,762)	(22,775,800)
	16,622,691	16,841,653
	$ 17,034,291	$ 17,232,346

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

The accompanying notes are an integral part of these consolidated financial statements.

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)
Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 28, 2010	February 28, 2009
Expenses		
Amortization	$ 379	$ 526
Consulting fees	32,813	14,062
Exploration costs - general	16,870	66,631
Legal and audit	(2,037)	2,786
Licences, taxes, insurance and fees	8,983	8,771
Office services and expenses	23,829	45,434
Shareholders' meetings and reports	757	725
Travel	610	-
Operating loss	(82,204)	(138,935)
Other income (loss)		
Interest income	7	84
Foreign exchange loss	(207)	(160)
Gain on sale of property and equipment	-	230,368
Interest expense	(191)	(165)
Operator's fees	3,811	-
Sale of data set and technical support	-	104,850
Write off of exploration and unproven mineral interests (Note 3(c))	(140,178)	(393,809)
	(136,758)	(58,832)
Net loss and comprehensive loss for the period	(218,962)	(197,767)
Deficit, beginning of period	(22,775,800)	(18,872,510)
Deficit, end of period	$ (22,994,762)	$ (19,070,277)
Loss per share - basic and diluted	$ (0.001)	$ (0.001)
Weighted average number of common shares outstanding - basic and diluted	150,423,693	144,607,025

The accompanying notes are an integral part of these consolidated financial statements.

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 28, 2010	February 28, 2009
Cash flows from (used in) operating activities		
Net loss and comprehensive loss for the period	$ (218,962)	$ (197,767)
Adjustment for items not involving cash:		
- amortization of property and equipment	379	526
- amortization of exploration property and equipment	9,590	12,069
- future tax recovery	-	-
- gain on sale of property and equipment	-	(230,368)
- write off of exploration and unproven mineral interests	140,178	393,809
	(68,815)	(21,731)
Change in non-cash working capital items:		
- amounts receivable	(6,580)	39,850
- prepaid expenses	(37)	5,127
- accounts payable and accrued liabilities	31,403	(596,944)
	(44,029)	(573,698)
Cash flows from (used in) investing activities		
Additions to deferred exploration costs	(6,062)	188,986
Option payments received	-	25,000
Proceeds from sale of property and equipment	-	405,100
	(6,062)	619,086
(Decrease) increase in cash	(50,091)	45,388
Cash, beginning of period	162,962	332,665
Cash, end of period	$ 112,871	$ 378,053

See Note 9 Supplementary Cash flow information

The accompanying notes are an integral part of these consolidated financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2009.

1. Nature of Operations

The Company changed its name from GGL Diamond Corp. to GGL Resources Corp. to better represent the Company's variety of assets. Trading under the new name began on September 8, 2009. There were no changes to the number of shares issued and outstanding or to the trading symbol.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. In light of negative cash flows from operating activities, operating losses accrued in the past years and a negative working capital, the Company's ability to continue its exploration programs is dependent on its ability to secure additional financing. While it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. Adoption of New Accounting Policies

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GGL RESOURCES CORP. (formerly, GGL DIAMOND CORP.)

Notes to Consolidated Financial Statements
February 28, 2010

3. Unproven Mineral Interests

	Balance November 30, 2009	2010 Mineral Interests Additions	2010 Net Exploration cost additions	2010 Written off	Balance February 28, 2010
Doyle Lake	$ 1,298,973	$ -	$ 9,280	$ -	$ 1,308,253
Fishback Lake	829,945	-	2,394	-	832,339
CH	7,078,117	-	4,211	-	7,082,328
Providence Greenstone Belt	4,793,338	-	(29,288)*	(140,178)	4,623,872
McConnell Creek	2,842,625	-	8,969	-	2,851,594
	$ 16,842,998	**$ -**	**$ (4,434)**	**$(140,178)**	**$ 16,698,386**

* See Note 3(d)

	Balance November 30, 2009	2010 Net Additions	2010 Written off	Balance February 28, 2010
Unproven mineral interests	$ 541,132	$ -	$ (13,080)	$ 528,052
Deferred exploration costs	16,301,866	(4,434)	(127,098)	16,170,334
	$ 16,842,998	**$(4,434)**	**$(140,178)**	**$16,698,386**

Exploration costs incurred during the three months ended:

	February 28, 2010	February 28, 2009
Sampling	$ 636	$ -
Licences, recording fees and lease payments	10,965	10,965
Option payment received	-	(25,000)
Project supplies	(40,827)	3,224
Salaries and wages	305	7,093
Surveying	-	45
Technical and professional services	24,192	74,874
Transportation	295	2,711
	$ (4,434)	**$ 73,912**

3. Unproven Mineral Interests, continued

(a) Doyle Lake, Northwest Territories, Canada

(i) Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consist of 5 claims and 3 fractional claims (12,972 acres); and

(ii) in addition, the Company holds 17 claims (16,206 acres) in the Doyle Lake area that are not subject to the Agreement. 16 of these claims are leases.

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 7 claims (13,301 acres). One of these claims is a mining lease.

(c) CH, Northwest Territories, Canada

In 2009 the Company signed an exploration and option agreement on 73 of its 121 CH claims in the Northwest Territories (10 of these claims (23,477 acres) were written off in 2009). Rio Tinto Exploration Canada Inc. (formerly, Kennecott Canada Exploration Inc.) must make payments totalling $1,000,000 and incur cumulative expenditures of $10,000,000 in order to earn a 100% interest, subject to a gross overriding royalty of 1.5% of the appraised value of all gem and industrial diamonds recovered, sorted and graded from the property and a 1.5% net smelter returns royalty on the net value of all ores, minerals, metals and materials except diamonds, mined and removed from the property and sold or deemed to have been sold. The payments and both royalties are payable to the Company. The Company received the first payment of $25,000 in 2009.

(d) Providence Greenstone Belt, Northwest Territories, Canada

The Company owns 123 claims (269,811 acres) in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. During the period, 8 claims (16,078 acres) were allowed to lapse and the related costs of $140,178 were written off.

During the period, the Company sold some of its fuel inventory for $45,689.

(e) McConnell Creek, British Columbia, Canada

The Company owns 2 mineral tenures (4,878 hectares) in the Omineca Mining Division of British Columbia.

(f) General exploration, Northwest Territories, Canada

In 2009 the Company signed a non-exclusive licence agreement for the use of its Slave Geological Province data set for diamond exploration for $100,000 and would provide 500 hours of technical support at a price of $50,000 prepaid. As at February 28, 2010, the amount of $44,700 presented as deferred revenues represents the remaining hours of technical support.

4. Share Capital

(a) Authorized: unlimited common shares without par value;

(b) 150,423,693 common shares issued (no changes during the period);

(c) During the quarter ended February 28, 2010, 200,000 stock options expired unexercised;

(d) At February 28, 2010, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
2,855,000	$0.40	Aug. 13, 2010
20,000	$0.40	Aug. 18, 2010
710,000	$0.10	Sept. 21, 2010
888,000	$0.10/ $0.20/ $0.30	Aug. 20, 2012
1,310,334	$0.10/ $0.20/ $0.30	Sept. 21, 2012
5,783,334		

No changes in warrants during the period ended February 28, 2010.

5. Stock Options

In 2006, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Awarded stock options are exercisable over a period not exceeding five years at exercise prices determined by the Board of Directors.

Under this plan, the number of shares available for grant increases as the issued capital of the Company increases.

Stock options outstanding as at February 28, 2010:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2009	14,133,333	$0.21
Expired	(200,000)	$0.10
Options outstanding as at February 28, 2010	13,933,333	$0.22
2010 options exercisable	13,933,333	$0.22
2009 options exercisable	10,288,333	$0.35

5. Stock Options, continued

	2010	2009
Weighted average remaining contractual life	3.02 years	3.34 years
Weighted average fair value of options granted during the period	N/A	N/A

6. Contributed Surplus

No changes in contributed surplus for the period ended February 28, 2010.

7. Related Party Transactions

During the three months ended February 28, 2010, the Company was billed $37,500 (2009 - $37,500) by a director, including $32,813 (February 28, 2009 – $14,063) for consulting fees and $4,687 (February 28, 2009 - $23,437) for technical and professional services. Included in the February 28, 2010 accounts payable is $244,947 (2009 – $113,330) owed by the Company to the director. Transactions with related parties are measured at the exchange amount which is the amount agreed to by transacting parties.

8. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 28, 2010 and 2009.

9. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during the fiscal quarters ended February 28, 2010 and 2009 as follows:

	2010	2009
Operating activities		
Accounts payable for deferred exploration costs	$ 183,699	$ 201,116
Financing activities		
Issuance of common shares as finder's fee	$ -	$ -
Investing activities		
Accounts payable for deferred exploration costs	$ (183,699)	$ (201,116)

Other supplementary cash flow information:

	2010	2009
Cash paid for interest charges	$ 191	$ 165
Cash paid for income taxes	$ -	$ -

10. Comparative Figures

Certain 2009 figures have been reclassified to conform to the presentation used in the current period.

11. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing development efforts, the Company does not pay dividends.

12. Subsequent Events

No subsequent events.